Boustead Securities, LLC

6 Venture, Suite 325

Irvine, CA 92618

December 29, 2017

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Coy Garrison

Re:	SSLJ.COM Limited

Registration Statement on Form F-1

(File No. 333-221379)

Dear Mr. Garrison:

We hereby join in the request of SSLJ.Com Limited that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on January 3, 2018, or as soon thereafter as practicable.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), each of the undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very Truly Yours,
By: Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer